FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

and member of the Investment Committee of Capital Mezanino FIP. He was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners. He holds a computer engineering degree from the Campinas State University (UNICAMP).

Antonio Luiz de Campos Gurgel (nominated by the controlling group to substitute member of the fiscal council), born in 1940, he has been an alternate member of the Fiscal Council since 2009. Currently, he is a member of the Fiscal Council of Globex Utilidades S.A. He served as Fiscal Auditor of the Brazilian Internal Revenue Service, and, as advisor, he worked with companies such as Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco S.A. and Banco Real ABN Amro S.A. He worked as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University, U.S.A.

Eduardo Cysneiros de Morais (nominated by the controlling group to effective member of the fiscal council), born in 1974, started his carreer in 1998 at Matrix Bank, as buy-side analyst. Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005. He is currently member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer. He is also member of the AMEC’s technical committee. He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA

57

13.2 Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2011

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members.............................................................................	14	11	3	28
Fixed Annual Compensation............................................................
Salary or pro-labore..........................................................	0	14,335,150	432,000	14,767,150
Direct and indirect benefits...........................................	0	2,397,990	0	2,397,990
Membership in committees............................................	0	0	0	0
Other.....................................................................................	0	0	0	0
Variable Remuneration....................................................................
Bonus...................................................................................	0	0	0	0
Profit sharing......................................................................	0	22,301,500	0	22,301,500
Attendance to meetings...................................................	7,541,400	0	0	7,541,400
Commissions.....................................................................	0	0	0	0
Other.....................................................................................	234,200	0	0	234,200
Post-employment ................................................................................	0	0	0	0
Termination of employment ..........................................................	0	0	0	0
Share-based compensation..............................................................	0	14,204,338	0	14,204,338
Total compensation............................................................................	7,775,600	53,238,978	432,000	61,446,578

Amounts paid in 2010

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members.............................................................................	14	11	3	28
Fixed Annual Compensation..........................................................
Salary or pro-labore..........................................................	0	13,033,027	432,000	13,465,027
Direct and indirect benefits...........................................	0	1,875,566	0	1,875,566
Attendance to committees..............................................	0	0	0	0
Other.....................................................................................	0	0	0	0
Variable Remuneration....................................................................
Bonus...................................................................................	0	0	0	0
Profit sharing......................................................................	0	23,789,333	0	23,789,333
Attendance to meetings...................................................	7,198,600	0	0	7,198,600
Commissions.....................................................................	0	0	0	0
Other.....................................................................................	101,000	0	0	101,000
Post-employment ................................................................................	0	0	0	0
Termination of employment ..........................................................	0	0	0	0
Share-based compensation..............................................................	0	14,394,514	0	14,394,514
Total compensation............................................................................	7,299,600	53,092,440	432,000	60,824,040

62

13.12 – Compensation or indemnification mechanisms for executives in case of termination of employment or retirement

On December 31, 2010, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for our executives in case of termination of employment or retirement.

13.13 – Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2010

Board of Directors	Board of Executive Officers	Fiscal Council	Total
93.67%	0%	0%	89.74%

13.14 – Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2010

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$0.00	R$0.00	R$0.00	R$0.00

13.15 – Compensation of administrators and Fiscal Council members recognized in the profit or loss for direct or indirect controlling shareholders or jointly-controlled companies and of subsidiaries of the Company

There was no payment of compensation to members of the Board of Directors, Board of Executive Officers or Fiscal Council recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of our Company.

13.16 – Other material information

We hereby clarify that, for the purposes of Article 152 of Law 6,404/76, the overall compensation of the administrators does not include:

(i)                   compensation of Fiscal Council members;

(ii)                 share-based compensation, pursuant to CVM Rule 562/08, allocated to Executive Officers and arising from the stock options, pursuant to the stock option plans approved at the Extraordinary General Meetings held on April 28, 1997 and December 20, 2006, respectively; and

(iii)                compensation of Advisory Board members.

79

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 31, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.